Exhibit 17

CALL NOTICE

Extraordinary General Shareholders’ Meeting

Company’s Shareholders are hereby invited to attend the Extraordinary General Shareholders’ Meeting to be held on August 18th, 2009, at 8:00 a.m., at the Company’s headquarters, located in the City of Concórdia, State of Santa Catarina, Brazil, at Rua Senador Attílio Fontana, 86, Centro, to decide on the following agenda: (i) sale of equity interest at Investeast Limited; (ii) review, discussion and approval of the Protocol and Justification of the Merger of Company’s shares into BRF — Brasil Foods S.A., executed on July 8, 2009, and the consequent merger of Company’s shares into BRF — Brasil Foods S.A., as agreed therein, and the practice, by Company’s administration, of all acts required for the merger, including the subscription of BRF — Brasil Foods S.A.’s capital increase; (iii) ratify the hiring of the specialized company APSIS Consultoria Empresarial Ltda. (CNPJ/MF No. 27.281.922/0001-70) to prepare an appraisal on the calculation of the ratio for substitution of Company’s shares held by Company’s non-controlling shareholders by BRF — Brasil Foods S.A.’s shares, being both net worth appraised according to the same criterion and on the same date, at market prices (“Appraisal Report”), and approval of the Appraisal Report; and (iv) election of Board member, for the remaining term-in-office of a resigning member.

Proxies granting powers for shareholders representation at the Extraordinary Shareholders Meeting shall be deposited at the Company’s headquarters, at the Investor Relations Department, at Rua Fortunato Ferraz, 529/659, 2nd floor, Vila Anastácio — São Paulo — SP, prior to August 14th, 2009, at 5:00 p.m.

São Paulo-SP, July 8, 2009

Board of Directors

IMPORTANT NOTICE

This business combination involves the securities of a Brazilian company. The business combination is subject to disclosure requirements of Brazil that are different from those of the United States.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in Brazil, and some or all of its officers and directors may be residents of Brazil. You may not be able to sue a Brazilian company or its officers or directors in a Brazilian court for violations of the U.S. securities laws. It may be difficult to compel a Brazilian company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

This notice is not an offering document or constitutes an offering for the disposal or request of offering for the purchase of any securities or even a request of any vote or approval.

Investors of “American Depositary Receipts” (“ADRs”) of SADIA and holders of preferred shares of SADIA are advised to read the information document provided in respect of the association between SADIA and BRF — BRASIL FOODS S.A. (“BRF”), considering it shall contain relevant information.

American investors holding common shares of SADIA are advised to read any other materials drafted by BRF to the shareholders holding common shares of Sadia regarding the merger, considering that such documents shall contain relevant information. BRF expects to submit copies of such documents to the U.S. Securities and Exchange Commission (“SEC”) as soon as such documents are available, and the investors are entitled to obtain copies of such documents and any other documents filed by the Companies with SEC at the SEC website: www.sec.gov. Copies of any other information documents prepared for the holders of ADRs or American shareholders holding common or preferred shares of SADIA also may be obtained free of charge with BRF, if available.